EVOME MEDICAL TECHNOLGIES, INC.

Management's Discussion and Analysis

For the three months ended March 31, 2024 and 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MARCH 31, 2024 AND 2023

(Expressed in Canadian Dollars, unless specified otherwise)

As used in this Quarterly Report, the terms "the Company," "us," "our," the "Company" and "EVOME" mean EVOME Medical Technologies Inc (a corporation incorporated under the laws of the Province of British Columbia formerly known as Brattle Street Investment Corp.) and its subsidiaries (unless the context indicates a different meaning).

The following Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Evome Medical Technologies, Inc. and its subsidiaries has been prepared as of March 31, 2024 and should be read in conjunction with the unaudited condensed consolidated financial statements for the three months ended March 31, 2024, including the notes therein.  These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using accounting policies consistent with US GAAP as issued by the Financial Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2023.

Cautionary Note Regarding Forward-Looking Statements

The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and related notes. This quarterly report, including, without limitation, statements under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes forward-looking statements . These forward-looking statements can be identified by the use of forward-looking terminology, including the words "believes," "estimates," "anticipates," "expects," "intends," "plans," "may," "will," "potential," "projects," "predicts," "continue," or "should," or, in each case, their negative or other variations or comparable terminology. There can be no assurance that actual results will not materially differ from expectations. Such statements include, but are not limited to, economic and competitive conditions, the successful integration of its acquisitions and realization of the expected benefits of such acquisitions, regulatory changes and other uncertainties, the general expansion of its business, and other statements which are not statements of current or historical facts.

The forward-looking statements contained in this quarterly report are based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. Future developments affecting us may not be those that the Company have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond its control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors" in this Report as well as in the Company's Form 10-K for the year ended December 31, 2023, all of which are difficult to predict. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. These risks and others described under "Risk Factors" may not be exhaustive.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company cautions you that forward-looking statements are not guarantees of future performance and that its actual results of operations, financial condition and liquidity, and developments in the industry in which it operates may differ materially from those made in or suggested by the forward-looking statements contained in this Report. In addition, even if the Company's results or operations, financial condition and liquidity, and developments in the industry in which it operates are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods.

Currency

Financial information presented in this Report is presented in Canadian dollars, unless otherwise indicated.

OVERVIEW

Evome Medical Technologies, Inc. (formerly known as Salona Global Medical Device Corporation and also formerly known as Brattle Street Investment Corp.) ("the Company," "us," "our," "Evome," or the "Company"), is a publicly traded company listed on the TSX Venture Exchange (the "Exchange" or "TSXV"). The Company specializes in human performance and rehabilitative solutions achieved through strategic acquisitions and leveraging the intellectual properties of specialized companies under our wholly-owned subsidiaries. The Company's aim is to create a large, broad-based medical device company with global reach.

The Company was incorporated under the Canada Business Corporations Act on September 17, 2013. The Company's common shares have been traded on the TSXV under the symbol "EVMT" since January 22, 2024. From December 16, 2020, through January 21, 2024, the Company's common shares traded on the TSXV under the symbol "SGMD". From January 15, 2020, through December 15, 2020, the Company's common shares traded on the TSXV under the symbol "BRTL". The registered office is Suite 200E - 1515A Bayview Avenue, East York, Ontario.

On March 11, 2021, the Company completed a Change of Business, as defined by the TSX Venture Exchange, to become an acquisition-oriented business focused on human performance and rehabilitative solutions with plans to achieve scale through further acquisitions and organic growth. Our product portfolio comprises various devices used for pain management and physical therapy treatments, including isokinetic dynamometers, perturbation gait trainers, balance assessment and recovery devices, neuromuscular electrical stimulation ("NMES") devices, transcutaneous electrical nerve stimulation ("TENS") devices, ultrasound treatment devices, wearable technology, and other products designed for the prevention, treatment, and rehabilitation of the human body.

On May 21, 2021, the Company acquired South Dakota Partners Inc. ("SDP"). SDP operates a large state-of-the-art production facility located in the State of South Dakota currently producing proprietary and white label medical devices for pain management, cold and hot therapy, NMES treatment, and PEMF and ultrasound therapy.

On September 30, 2021, the Company acquired Simbex, LLC ("Simbex"), a medical device and consumer health product design and development firm. Simbex offers both engineering services and commercialization strategy consulting for the Salona subsidiaries and other companies of all sizes. On April 2, 2024, the Company entered into and completed a sale of Simbex pursuant to a Membership Interest Purchase Agreement.  In exchange for the Company's interest in Simbex, the purchaser made a cash payment of $4,818,060 (US $3.6 million).

On November 30, 2021, the Company acquired the customer lists, sales orders and supply agreements, and related sales channel and intellectual property assets of ALG-Health, LLC ("ALG"), a business engaged in the selling medical devices and supplies to small, independent hospitals, group purchasing organizations, medical offices and clinics, in exchange for non-voting securities of ALG Health Plus which are exchangeable for up to a maximum of 21,000,000 nonvoting Class A shares of the Company subject to the achievement of certain revenue and EBITDA targets. In connection with the transaction, our subsidiary ALG Health Plus entered into an exclusive supply agreement with ALG. The sales channel for ALG Health Plus is dormant at this time.

On March 11, 2022, the Company acquired Mio-Guard, LLC, a Michigan based company engaged in the wholesale sale of sports medicine products in the mid-western, southern and central United States. Since 2009, the team at Mio-Guard has sold into the athletic training, physical therapy and orthopedics markets for sports medicine products. Mio-Guard has over 50 sales representatives in the United States with a focus on the Midwest, South and Central United States and long-standing relationships with institutions ranging from high school to college to professional athletics. In March of 2024, the Management made the decision to wind-down the operations of Mio-Guard. The Company engaged the services of a strategic advisor to assist in the orderly wind-down of Mio-Guard, and this process commenced in March of 2024.

On September 23, 2022, the Company acquired DaMar Plastics, Inc, a California based company that manufactures custom plastics. In addition to providing plastic injection molding parts to their customers, DaMar Plastics also offers several ancillary services, including but not limited to assembly, packaging and mold making. This business capability matches well with the electromedical, and assembly services offered by South Dakota Partners (SDP) and DaMar Plastics.

On March 15, 2023, the Company entered into a stock purchase agreement providing for the acquisition of all of the capital stock of Biodex Medical Systems, Inc. ("Biodex"), which consists of the Biodex Physical Medicine business and a contract manufacturing agreement to manufacture nuclear medicine products.

In April 2023, pursuant to the earnout provisions of the acquisition agreement, the Company issued the Simbex sellers a total of 6,383,954 shares of common stock in the Simbex acquisition parent subsidiary, exchangeable for shares of the Company's Class A common stock.  The shares of Class A common stock are convertible into the Company's Common Shares, subject to certain limits on conversion based on the number or percentage of Common Shares owned by each holder. As of May 15, 2023, the $4.4 million cash portion of the earnout consideration has not been paid by the Company. Under the terms of the Simbex acquisition agreement, the unpaid cash earnout payment accrues interest at the rate of 8% per annum.

On May 15, 2023, the Company entered into and completed the acquisition pursuant to a Stock Purchase Agreement with the owner of Arrowhead Medical, LLC ("Arrowhead") providing for the acquisition of all of the ownership interests of Arrowhead.

RECENT DEVELOPMENTS

On January 15, 2024, the Company entered into and completed a divestiture of Arrowhead pursuant to a membership interest purchase agreement with the former owner ("Arrowhead Purchaser") providing for the acquisition of all of the ownership interests of Arrowhead by the Arrowhead Purchaser. Pursuant to this divestiture, the Arrowhead Purchaser (i) assumed US $0.4 million of Arrowhead's debt; (ii) made a cash payment of US $0.2 million to the Company; (iii) relinquished its rights to 1,000,000 Class A shares of the Company; and (iv) relinquished any and all rights between the parties related to the original Stock purchase agreement including any obligations associated with the earnout shares thereunder.

In March of 2024, the Management made the decision to wind-down the operations of Mio-Guard. The Company engaged the services of a strategic advisor to assist in the orderly wind-down of Mio-Guard, and this process commenced in March of 2024.

On April 2, 2024, the Company entered into and completed a sale of Simbex pursuant to a Membership Interest Purchase Agreement.  In exchange for the Company's interest in Simbex, the purchaser made a cash payment of $4,818,060 (US $3.6 million).

REVENUE AND EXPENSE COMPONENTS

The following is a description of the primary components of our revenue and expenses:

Revenue. We derive our revenue primarily from the sale of goods and services provided to the Company's contracted customers and sales-based royalties charged by the Company to licensees of the Intellectual Property (IP) developed by the Company. Currently, most of our business is conducted with customers within markets in which we have experience, and with payment terms that are customary to our business.

Cost of revenue. Cost of revenue consists primarily of direct labor expended in the manufacturing of products and the delivery of services, the cost of raw materials and finished goods, and other overhead costs attributable to the manufacture of products or delivery of services.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of salaries and related employee benefits, sales commissions, stock-based compensation, insurance expense, professional service fees, information technology expenses and other administrative expenses.

Depreciation of property and equipment. Depreciation of property and equipment consists primarily of manufacturing equipment and information technology assets expensed over their useful lives.

Amortization of right-of-use assets. The right-of-use asset is a lessee's right to use an asset and is amortized over the life of the lease.

Amortization of acquired intangible assets. Amortization of acquired intangible assets reflects the amortization of intangible assets such as trademarks, non-compete agreements, intellectual property and customer base.

Interest expense. Interest expense consists primarily of the interest charged in connection with the line of credit facility, the term note, and the finance leases.

Foreign exchange gains and losses. Foreign exchange gains and losses result from the currency fluctuations as the Company's operations are primarily in the United States in US dollars, and its reporting currency used throughout this report is in Canadian dollars.

Change in fair value of earn-out and contingent consideration. The change in fair value of earn-out and contingent consideration represents the change in earned and potential future obligations that are contingent on an acquired entity's business achieving certain milestones.

Transaction-related expenses. Transaction-related expenses include legal, financial, audit, US and Canadian regulatory expenses and other fees incurred in connection with the Change of Business transaction, the multiple acquisitions, due diligence of acquisition targets, financing costs, US regulatory costs, and associated accounting and other costs. While these costs are necessary to the change of our line of business, they are not operational expenses of the business.

Income tax provision. The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, which requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences.

RESULTS OF OPERATIONS

Revenue

	Three months ended March 31,		Change
	2024	2023	$	%
Revenue	$12,070,908	$10,683,229	$1,387,679	13%

Revenue increased by $1.4 million, or 13%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. Sales increased $3.8 million as a result of acquisitions made since the three months ended March 31, 2023 and was offset by a decrease in the contract services businesses of $2.4 million. There was no material impact related to changes in foreign exchange rates.

Cost of revenue

	Three months ended March 31,		Change
	2024	2023	$	%
Cost of revenue:
Direct service personnel	$2,263,721	$1,825,755	$437,966	24%
Direct material costs	5,355,945	4,426,091	929,854	21%
Other direct costs	524,895	335,524	189,371	56%
Total cost of revenue	$8,144,561	$6,587,370	$1,557,191	24%

Total cost of revenue increased by $1.6 million, or 24%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The increase was primarily due to an increase in the sales volume driven by acquisitions made since the three months ended March 31, 2023.

Operating expenses

	Three months ended March 31,		Change
	2024	2023	$	%
Operating expenses:
Selling, general and administrative	$5,429,371	$3,875,214	$1,554,157	40%
Depreciation of property and equipment	227,935	184,264	43,671	24%
Amortization of right-of-use assets	530,501	381,833	148,668	39%
Amortization of intangible assets	256,656	350,546	(93,890)	(27%)
Total operating expenses	$6,444,463	$4,791,857	$1,652,606	34%

Selling, general and administrative increased by $1.6 million, or 40%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. Expenses increased $2.2 million due to acquisitions made since the three months ended March 31, 2023, offset by a reduction in stock-based compensation expense of $0.6 million resulting from the cancellation of stock options.

Depreciation of property and equipment increased by $44 thousand, or 24%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Amortization of right-of-use assets increased by $0.1 million, or 39%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The increase was primarily due to the addition of building leases resulting from acquired businesses.

Amortization of intangible assets decreased by $0.1 million, or 27%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The decrease was primarily due to the impairment of assets recognized during the year ended December 31, 2023.

Interest and other income and (expense)

	Three months ended March 31,		Change
	2024	2023	$	%
Interest expense	$(667,301)	$(278,086)	(389,215)	140%
Foreign exchange gain (loss)	(1,865)	1,528	(3,393)	(222%)
Other income	5	133	(128)	(96%)
Provision for impairment	(731,851)	-	(731,851)	(100%)
Change in fair value of contingent consideration	(246,358)	(195,300)	(51,058)	(26%)
Transaction costs	(161,261)	(458,771)	297,510	(65%)
Gain on sale of business	40,686	-	40,686	100%

Interest expense increased by $0.4 million, or 140%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The increase was primarily due to additional lease liabilities related to acquired businesses.

Foreign exchange gain decreased by $3 thousand for the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Other income decreased by $128 for the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Provision for impairment increased by $0.7 million for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The impairment of goodwill is related to Simbex. There was no provision for impairment in the three months ended March 31, 2023.

Change in fair value of contingent consideration decreased by $0.1 million for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The decrease is due to changes in the likelihood of the acquisitions achieving certain earnout milestones and changes in the stock price for the stock component of the earnout payments.

Transaction costs decreased by $0.3 million for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The decrease is a result of a reduction in costs associated with acquisitions and potential acquisitions.

The gain on sale of business was $41 thousand for the three months ended March 31 ,2024 and was related to the sale of Arrowhead.

Income Tax Provision

	Three months ended March 31,		Change
	2024	2023	$	%
Provision for income taxes	$-	$(36,250)	$36,250	-100%

The income tax benefit decreased by $36 thousand for the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Liquidity and Capital Resources

Our principal sources of liquidity are our existing cash and cash equivalents, our line of credit facility, and cash from operations. Our liquidity and capital structure are evaluated regularly within the context of our annual operating and strategic planning process. We consider the liquidity necessary to fund our operations, which includes working capital needs. Our future capital requirements will depend on many factors including our rate of revenue growth, property and equipment to expand manufacturing capacity, the timing and extent of spending to support development efforts, the expansion of sales and administrative activities, the timing of introductions of new products and enhancements to existing products, and the satisfaction of earn-outs and other contingent liabilities related to acquisitions.

If we are required to access the debt markets, we expect to be able to secure borrowing rates consistent with the market at that time. As part of our liquidity strategy, we will continue to monitor our current level of spending and cash use as well as our ability to secure additional credit facilities, term loans, or other similar arrangements in light of our spending levels and general financial market conditions.

Cash and cash equivalents were $0.2 million and $0.9 million as of March 31, 2024, and December 31, 2023, respectively.

Summary of Cash Flows

The following is a summary of our cash provided by (used in) operating, investing and financing activities, the effect of exchange rate changes on cash and cash equivalents, and the net change in cash and cash equivalents:

	Three Months ended	Three Months ended
	March 31, 2024	March 31, 2023
Net cash used in operating activities	$(612,110)	$(823,904)
Net cash used in investing activities	(38,428)	(93,232)
Net cash provided by (used by) financing activities	(255,033)	2,577,566
Net increase (decrease) in cash and cash equivalents and restricted cash	$(905,571)	$1,660,430

Operating Activities

We used net cash of $0.6 million for operating activities for the three months ended March 31, 2024. This cash flow was primarily used to ensure continued operation of the Company.

Investing Activities

We used net cash of $38 thousand for investing activities for the three months ended March 31, 2024. This decrease in cash flow reflects the funds used to acquire manufacturing equipment.

Financing Activities

We used net cash of $0.3 million for financing activities for the three months ended March 31, 2024. The decrease in cash was from net debt payments of $0.3 million.

We have never paid a cash dividend on our capital stock. Any future determination to pay cash dividends will be at the discretion of our Board of Directors (the "Board") and will depend upon our financial condition, operating results, capital requirements and such other factors as our Board deems relevant.

Debt and Commitments

Our contractual obligations as of March 31, 2024, include debt of $11.1 million, a line of credit facility of $5.2 million, and lease obligations of $5.6 million reflecting the minimum commitments for our office and warehouse spaces. See Notes 11 and 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this report for more information on our debt and lease obligations, respectively, including the scheduled maturities and timing of cash payments related to these obligations.

There are obligations as of March 31, 2024, for earnout consideration associated with completed acquisitions. As of March 31, 2024, these obligations are estimated to be settled with $3.2 million in stock and $6.3 million in cash payments.

The Simbex earnout was due to be paid with stock of the Simbex acquisition parent subsidiary and cash in the month of April 2023. On May 19, 2023, 6,383,952 Class A shares were issued to the former owners of Simbex in connection with the conclusion of its earnout period at a fair market price of $0.29 per share fulfilling the Company's stock earnout obligation. The number of shares were allocated to the previous owners based on their percentage of ownership on the date of sale. On May 19, 2023, 1,743,244 of these Class A shares were then converted to 1,743,244 common shares. As of December 31, 2023, the cash component remains unpaid. Under the terms of the Simbex acquisition agreement, the unpaid cash earnout payment accrues interest at the rate of 8% per annum. Although management has been in discussions with the Simbex sellers to modify and extend the payment date for the cash earnout payment, there can be no assurances that any agreement will be reached in this regard or that the Simbex sellers may not take legal action to collect this obligation, which could result in significant legal costs and efforts to defend such claims. See Note 4 to our consolidated financial statements included elsewhere in this report for more information regarding acquisitions.

The DaMar earnout is due to be paid with stock of the DaMar acquisition parent subsidiary and cash in the month of April 2024. As of the filing of this report, the Company does not have a plan to make the cash payment. Although management has been in discussions with the DaMar sellers to modify and extend the payment date for the cash earnout payment, there can be no assurances that any agreement will be reached in this regard or that the DaMar sellers may not take legal action to collect this obligation, which could result in significant legal costs and efforts to defend such claims. See Note 4 to our consolidated financial statements included elsewhere in this report for more information regarding acquisitions.

On March 15, 2023, the Company entered into a stock purchase agreement providing for the acquisition of Biodex Medical Systems, Inc., which consists principally of the Biodex Physical Medicine business. The purchase agreement provided for the purchase of all of the capital stock of Biodex in consideration for a total of US $8 million in cash, minus indebtedness, transaction expenses and plus or minus a working capital adjustment, payable as follows: (i) the closing payment to the Sellers of US $1 million in cash was made on April 3, 2023, and (ii) three installment payments totaling US $7 million, plus or minus the post-closing adjustment, as follows: US $2 million on July 1, 2023, US $3 million on October 1, 2023, plus or minus the Post-Closing Adjustment, and US $2 million on January 1, 2024. The payment of the installment payments is secured by the pledge of the Biodex capital stock as security to Seller, pursuant to the terms of a promissory note. As of March 31, 2024, the US $2 million, US $3 million and US $2 million installment payments had not been paid by the Company. On April 2, 2024, a $2.1 million payment was made from the proceeds of the Simbex sale, reducing the outstanding balance.

On August 4, 2023, the Company entered into a Forbearance Agreement (the "Forbearance Agreement") pursuant to which the seller of this business has agreed to forbear from exercising its rights and remedies against the Company, including the Acceleration Right, through the earlier to occur of the Company's default under the Forbearance Agreement; or July 31,2025, subject to, among other things, the following: (i) all past due amounts under the Debt shall accrue interest at 12% per annum; (ii) the payment by the Company on or prior to October 31,2023 of approximately US $1.5 million; (iii) the payment by the Company each month commencing August 2023 of all of Salona's (together with its subsidiaries') cash in excess of US $2.5million at the end of each month until late payments, including accrued interest (the "Late Payments"), are current with the original Debt payment schedule ("Original Debt Schedule"); (iv) the payment by the Company of 50% of any capital raised by the Company until the Late Payments are current with the Original Debt Schedule; (v) the Company obtaining prior consent from the Seller before it can make capital expenditures in excess of US $100,000 for any reason other than repair of equipment needed for its operations; (vi) the Company not declaring a dividend or initiating a share repurchase until such time as the obligations under the Original Debt Schedule are current; (vii) the Company not engaging in any merger or acquisition activities until such time as the obligations under the Original Debt Schedule are current or are brought current as a result of the merger or acquisition; and (viii) the Company being required to utilize 80% of any available credit lines or such percentage as allowed by its respective lender to access cash until the obligations under the Original Debt Schedule are current.

The Company has been in discussions to raise funds through equity and debt financings. As the Company's funding activities are ongoing, there can be no assurances that the Company will be able to secure funding on terms that are acceptable to the Company or at all. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued. While management has developed and is in process to implement plans that management believes could alleviate in the future the substantial doubt that was raised, management concluded at the date of the issuance of the consolidated financial statements that substantial doubt exists as those plans are not completely within the control of management.

Off-Balance Sheet Arrangements

As of March 31, 2024, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these unaudited interim condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, we evaluate our estimates and assumptions, including those related to useful lives of non-current assets, impairment of non-current assets, including goodwill and intangible assets, valuation of stock-based compensation, allowance for doubtful accounts, provisions for inventory and valuation allowance for deferred tax assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumption conditions.

See Note 3 to our unaudited interim condensed consolidated financial statements included elsewhere in this report for additional details regarding the accounting policies we believe to be critical to the judgments and estimates used in the preparation of our unaudited interim condensed consolidated financial statements.

Recent Accounting Pronouncements

See Note 3 to our unaudited interim condensed consolidated financial statements included elsewhere in this report for additional details regarding recent accounting pronouncements.

Risk Factors

We have disclosed the risk factors affecting our business, financial condition, and operating results in the section entitled "Risk Factors" in our Annual Report for the year ended December 31, 2023.  There have been no material changes from the risk factors previously disclosed.